CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this registration statement on Form 40-F (the "Form 40-F") of Cardero Resource Corp. to be filed with the United States Securities and Exchange Commission of

1.

Auditors' Report to the Board of Directors and Shareholders of Cardero Resource Corp. dated February 16, 2004 (except for note 11 which is as at September 20, 2004), with respect to consolidated balance sheets of Cardero Resources Corp. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended, including a reconciliation between Canadian and United States generally accepted accounting principles; and

2.

Auditors' Report to the Shareholders of Cardero Resource Corp. dated February 16, 2004, with respect to the consolidated balance sheets of Cardero Resources Corp. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended, not including a reconciliation between Canadian and United States generally accepted accounting principles.

"SMYTHE RATCLIFFE"

Chartered Accountants

Vancouver, Canada

November 1, 2004